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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 3

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

                           (Name of Subject Company)

                                OLIVETTI S.P.A.
                                 MANNESMANN AG
                        KENSINGTON ACQUISITION SUB, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                                  150918 10 0

                     (CUSIP Number of Class of Securities)
                            ------------------------

                              DR. KURT J. KINZIUS
                                 MANNESMANN AG
                                MANNESMANNUFER 2
                                40213 DUSSELDORF
                                    GERMANY
                           TELEPHONE: 49-211-820-2400

                                      and

                               MARCO DE BENEDETTI
                                OLIVETTI S.P.A.
                              VIA LORENTEGGIO 257
                                  20152 MILAN
                                     ITALY
                           TELEPHONE: 39-2-4836-6701

                                WITH A COPY TO:

                              NEIL NOVIKOFF, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                         NEW YORK, NEW YORK 10019-6099
                           TELEPHONE: (212) 728-8000

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    Olivetti S.p.A., a limited liability company organized under the laws of
Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998 ("Schedule 14D-1"), as amended by Amendment Nos. 1 and 2, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 19, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

    Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The information set forth in Item 1(b) is hereby amended and supplemented by the following:

    The Purchaser has amended and supplemented the Offer to Purchase pursuant to the Supplement, a copy of which is attached hereto as Exhibit (a)(10). The information set forth in the Introduction and Section 1 is incorporated herein by reference.

    On January 19, 1999, Olivetti and Mannesmann issued a press release announcing that Purchaser has increased the price per Share to be paid pursuant to the Offer to $80.00 per Share, net to the seller in cash, without interest thereon. A copy of the press release is attached hereto as Exhibit (g)(3) and incorporated herein by reference. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), all stockholders whose Shares are validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 of the Offer to Purchase on or prior to the Expiration Date (as hereinafter defined) will receive the increased price. The terms "Expiration Date" means 12:00 midnight, New York City time, on Monday, February 1, 1999, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by Purchaser, shall expire.

    Stockholders who have previously validly tendered and not withdrawn their Shares pursuant to the Offer are not required to take any further action in order to receive, upon the terms and subject to the conditions of the Offer, the increased price of $80.00 per share with respect to all Shares purchased pursuant to the Offer.

    The information set forth in Item 1(c) is hereby amended and supplemented by the following:

    The information set forth in Section 3 "Price Range of the Shares; Dividends" of the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    The information set forth in Item 10(f) is hereby amended and supplemented by the following:

    The information set forth in the Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(10) and (a)(11), is incorporated herein by reference.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(10) Supplement to the Offer to Purchase dated January 19, 1999.

    (a)(11) Revised Letter of Transmittal.

    (a)(12) Revised Notice of Guaranteed Delivery.

    (a)(13) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(14) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(15) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (g)(3)  Press Release of Olivetti and Mannesmann, dated January 19, 1999.

    (g)(4) Press Release of Cellular Communications International, Inc., dated January 19, 1999.

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                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999

                                KENSINGTON ACQUISITION SUB, INC.

                                By:  /s/ MARCO DE BENEDETTI
                                     -----------------------------------------
                                     Name: Marco De Benedetti
                                     Title: Co-President and Co-Secretary

                                By:  /s/ DR. KURT J. KINZIUS
                                     -----------------------------------------
                                     Name: Dr. Kurt J. Kinzius
                                     Title: Co-President and Co-Secretary

                                OLIVETTI S.P.A.

                                By:  /s/ ROBERTO COLANINNO
                                     -----------------------------------------
                                     Name: Roberto Colaninno
                                     Title: Chief Executive Officer

                                MANNESMANN AG

                                By:  /s/ DR. GOETZ MUELLER
                                     -----------------------------------------
                                     Name: Dr. Goetz Mueller
                                     Title: Executive Vice-President

                                By:  /s/ DR. JOACHIM PETERS
                                     -----------------------------------------
                                     Name: Dr. Joachim Peters
                                     Title: Counsel

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                               INDEX TO EXHIBITS

  EXHIBIT
--------------

       (a)(10)  Supplement to the Offer to Purchase dated January 19, 1999.

       (a)(11)  Revised Letter of Transmittal.

       (a)(12)  Revised Notice of Guaranteed Delivery.

       (a)(13)  Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(14)  Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.

       (a)(15)  Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on
                Substitute Form W-9.

       (g)(3)   Press Release of Olivetti and Mannesmann, dated January 19, 1999.

       (g)(4)   Press Release of Cellular Communications International, Inc., dated January 19, 1999.

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